Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

David A. Sirignano

Partner

+1.202.739.5420

david.sirignano@morganlewis.com

June 10, 2022

VIA EDGAR AS CORRESPONDENCE

David Lin, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osprey Bitcoin Trust
Amendment No. 2 to Registration Statement on Form 10-12G
Filed January 26, 2022
File No. 000-56307

Dear Mr. Lin:

On behalf of Osprey Bitcoin Trust, a Delaware statutory trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 2, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Trust’s Registration Statement on Form 10-12G (the “Form 10-12G”). The Trust is also filing concurrently herewith Amendment No. 3 to the Form 10-12G (“Amendment No. 3”) with this response letter.

Set forth below are the Trust’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Trust. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Exhibit 99.1 to Amendment No. 3 (the “Information Statement”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 and the Information Statement.

Amendment No. 2 to Registration Statement on Form 10-12G

Risk Factors

David Lin, Esq.

June 10, 2022

Failure of funds that hold digital assets or that have exposure to digital assets through derivatives to receive SEC approval...

1.	Please revise this risk factor to reflect the listing of Bitcoin futures-based ETFs.

Response: We have revised this risk factor as requested. Please see the discussion on page 16 of the Information Statement.

Unitholders are bound by the fee-shifting provision contained in the subscription agreement...

2.	We note that your subscription agreement contains a fee shifting provision. In that regard:
	•	Please describe the level of recovery required by the plaintiff to avoid payment;
	•	Explain who is subject to the provision (e.g., former and current shareholders) and who would be allowed to recover (e.g., company, directors, officers, affiliates);
	•	State whether purchasers of Units in a secondary transaction would be subject to such provision;
	•	Disclose that the provision could discourage shareholder lawsuits that might otherwise benefit the Trust or its Unitholders; and
	•	Briefly explain the basis for the validity of such provision under state law, and discuss any uncertainty as to enforceability.

Response: We have revised this risk factor as requested. Please see discussion on pages 23-24 of the Information Statement.

Under Delaware law, “fee shifting by contract . . . [is] enforceable self-ordering by contractual parties.” Manti Holdings, LLC v. Authentix Acquisition Company, Inc., 2020 WL 4596838, at 6 (Del. Ch Aug. 11, 2020), aff’d, 261 A.3d 1199 (Del. 2021). While there are statutes prohibiting fee-shifting provisions in corporations’ charters and bylaws with respect to intra-corporate litigation, fee-shifting provisions in agreements between corporations and their stockholders have been found acceptable. See id. at *7-*8. Delaware courts have also confirmed that, where a corporation and a stockholder are parties to a negotiated transaction (e.g., a shareholders agreement), either party thereto can enforce an agreed-upon fee-shifting provision against each other. See id. at *8-*9. We are not aware of any Delaware case law or statutes indicating that a statutory trust would be treated any differently to a corporation or any other business entity with regard to its ability to enforce the fee-shifting provision in a contract between any entity and its owner. Moreover, “[i]t is the policy of [The Delaware Statutory Trust Act] to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments.” 8 Del. C. 3828(b). While we believe the fee-shifting provision is enforceable, we have included language in the revised risk factor to note that fee-shifting provisions have been challenged

David Lin, Esq.

June 10, 2022

in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings.

Overview of the Bitcoin Industry and Market

Bitcoin Value

Bitcoin Exchange Public Market Data

3.	We note your response to [prior] comment 12. Please revise here to disclose, as you state in your response letter, that you are not in a position to determine the extent to which the Bitcoin exchanges included in the Index are in compliance with regulatory requirements. In addition, provide risk factor disclosure about this matter.

Response: We have revised the Information Statement as requested. Please see the discussion on page 35 of the Information Statement and additional risk factor disclosure on page 15 of the Information Statement.

The Index

4.	We note your revised disclosure on page 39 in response to [prior] comment 11, and we reissue the comment. In that regard:
	•	Instead of the brief summary of methodology you have provided, please provide a materially complete description of the methodology utilized by the Index Provider to select a Bitcoin Exchange for inclusion in the Index and a materially complete description of the methodology used to calculate the Index, so that investors understand all material aspects of these methodologies;
	•	Ensure that you are separately discussing both the methodology for selecting a Bitcoin exchange for the Index and the methodology for calculating the Index;
	•	While you may include URLs if you believe they may be useful to investors, be advised that the external documents for which you have provided URLs are not part of the registration statement disclosure; and
	•	For any URL you choose to provide, ensure that the hyperlinks are active. In that regard we note that the first hyperlink on page 39 is not active.

Response: We have revised the Information Statement as requested. Please see the discussion on pages 37-38 of the Information Statement.

Conflicts of Interest

5.	We note your response to [prior] comment 22. Please tell us whether there is any significant ownership of Bitcoin or positions therein by the officers, employees and/or

David Lin, Esq.

June 10, 2022

affiliates of the Sponsor. If so, please revise to quantify such ownership or provide us your analysis as to why such information is not material to investors.

Response: Although the Staff does not define what constitutes “significant” ownership, we do not believe that any of the officers, employees or affiliates of the Sponsor own significant amounts of Bitcoin or positions therein, given the large size and active daily trading volume of the Bitcoin/U.S. dollar (“BTC-USD”) trading market. Moreover, given the internal controls at the Sponsor (described below), even if an officer or employee were to own a significant amount of Bitcoin or positions therein, such person would not be able to impact the BTC-USD market, including on Coinbase Pro (the “Principal Market”) in a manner that would be material to investors.

As of May 6, 2022, the market capitalization of Bitcoin was approximately $683 billion, and the daily U.S. dollar volume of trading BTC-USD on Coinbase Pro, for the prior six months, well exceeded one billion US dollars.[1] The BTC-USD market, including, in particular, BTC-USD pair trading on the Principal Market, is extremely deep and liquid.

The Sponsor’s Code of Ethics (“Code”) prohibits officers and employees of the Sponsor from trading directly with the Trust (and neither the Sponsor nor any affiliate of the Sponsor trades directly with the Trust). In addition, the Code requires that any trading of $25,000 or more of Bitcoin within a 24-hour period must be reported to the Chief Compliance Officer within two business days following such trades, and all Bitcoin transactions are reported to the Chief Compliance Officer quarterly. Officers and employees of the Sponsor are also prohibited from buying or selling Bitcoin during Trade Restriction Windows, which are intended to occur on days the Trust is issuing new Units at NAV. Finally, officers and employees of the Sponsor are required to pre-clear all secondary market trades in OBTC. In light of these internal controls, and the depth and liquidity of BTC-USD trading on the Principal market, no officer, employee or affiliate of the Sponsor is in a position to impact materially the BTC-USD price on the Principal Market, and therefore the holdings by any such person should not be material to investors.

Description of the Units

Issuance of Units

6.	Please revise the illustrative example to state, if true, that the example illustrates a hypothetical transaction taking place on December 1, 2021.

Response: We have revised the Information Statement as requested. Please see the discussion on page 62 of the Information Statement.

1 https://data.bitcoinity.org/markets/volume/6m/USD?c=e&t=b.

David Lin, Esq.

June 10, 2022

Valuation of Bitcoin and Determination of NAV

7.	We note your disclosure in response to [prior] comment 25. Please further revise to identify the Committee Chair, as previously requested.

Response: We have revised the Information Statement as requested. Please see the discussion on page 67 of the Information Statement.

8.	We note your response to [prior] comment 26. In that regard:
	•	You state on page 51 that “[t]he Sponsor will determine the Trust’s Bitcoin Holdings on each Business Day as of 4:00 p.m., New York time, or as soon thereafter as practicable,” and you make a similar statement on page 66. In an appropriate place, please provide a separate discussion explaining the process for doing this;
	•	In the third to last paragraph on page 68 you refer to the Bitcoin Holdings and Bitcoin Holdings per Unit as being “calculated using a price per Bitcoin.” If, as stated on the cover page, Bitcoin Holdings is the aggregate number of Bitcoins held by the Trust, explain how a price per unit is necessary to determine the Bitcoin Holdings. If in the third to last paragraph on page 68 you mean to say the NAV and NAV per Unit, please so state;
	•	Revise your statement on page 67, “[t]he same methodology is used to determine the NAV as the Bitcoin Market Price, and therefore the same market is always used to determine each,” to clarify exactly what aspects of the NAV methodology and the Bitcoin Market Price methodology are the same. For example, if you mean to say that the Bitcoin Market Price is used to calculate the NAV, please so state;
	•	In the first full paragraph on page 2 where you discuss the annual evaluation of your Principal Market selection, state how you will inform investors if you are changing the Principal Market, for example with an 8-K current report; and
	•	Explain exactly what you mean on page 67 by “the primary methodology used to determine the Bitcoin Market Price.”

Response: We have revised the Information Statement as requested. Please see the discussion on pages 2, 51, 67, and 68 of the Information Statement.

Exhibits

9.	We note your added risk factor disclosure on page 23 in response to [prior] comment 33 regarding the binding arbitration provision contained in your subscription agreement, as well as your added risk factor regarding its fee-shifting provision on pages 23-24. If neither

David Lin, Esq.

June 10, 2022

provision applies to claims arising under the federal securities laws, as your disclosure appears to indicate, please also ensure that the subscription agreement states this clearly.

Response: We have revised the Form of Subscription Agreement to clarify as requested. Please see Exhibit 10.5 to Amendment No. 3.

*   *   *   *   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5420 or via email at david.sirignano@morganlewis.com.

Sincerely,

David A. Sirignano

cc:	Erin E. Martin, Esq.
Laura E. Flores, Esq.